SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
DEALERTRACK HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))
Common stock, $0.01 par value
(Title of Class of Securities)
242309102
(CUSIP Number of Class of Securities (Underlying Common Stock))
DealerTrack Holdings, Inc.
1111 Marcus Ave., Suite M04
Lake Success, NY 11042
(516) 734-3600
Attention: Corporate Secretary
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Andrew J. Varner
O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Form or Registration No.: N/A
	Filing Party: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
EX-99.1

On June 17, 2009, the stockholders of DealerTrack Holdings, Inc. (the “Company”) approved a one-time stock option exchange program (the “Option Exchange”) pursuant to which employees of the Company (excluding executives and directors) who hold certain options to purchase shares of the Company’s common stock (such options, “eligible options”) will be given the opportunity to exchange such eligible options for a lesser number of stock options with an exercise price equal to the closing price of our common stock on the date the new options are granted.
The attached written communication (the “Presentation”) was disseminated by the Company on June 22, 2009 in connection with the proposed Option Exchange.
Note: The attached Presentation does not constitute an offer to holders of eligible options to exchange such options. The option exchange program described in this email has not yet commenced. If the exchange is implemented, we will provide option holders who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the exchange program at the time the exchange program begins. Persons who are eligible to participate in the exchange program should read these written materials carefully when they become available because they will contain important information about the program. At the time the exchange program begins we will also file these written materials as part of a tender offer statement with the Securities and Exchange Commission. Our stockholders and option holders will be able to obtain these written materials and other documents we file with the Securities and Exchange Commission free of charge at www.sec.gov. Persons eligible to participate in the exchange will also be able to obtain a written copy of the tender offer documents free of charge, when they become available, by contacting DealerTrack Investor Relations, at DealerTrack Holdings, Inc., 1111 Marcus Ave., Suite M04, Lake Success, NY 11042.

Item 12. Exhibits

Exhibit
Number	Description

99.1	Presentation disseminated by the Company on June 22, 2009 in connection with the Option Exchange.